Sibanye Gold Limited trading as Sibanye-Stillwater

Reg. 2002/031431/06

Registered Address:

Constantia Office Park

Bridgeview House • Building 11 • Ground Floor

Cnr 14th Avenue & Hendrik Potgieter Road

Weltevreden Park • 1709

Postal Address:

Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

John Coleman

Division of Corporate Finance

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549 – 7010

United States of America

December 20, 2018

By EDGAR

Dear Mr. Coleman,

Re:                             Sibanye Gold Limited
Form 20-F for the year ended December 31, 2017
Filed on March 30, 2018
File No. 001-35785

Sibanye Gold Limited (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated December 18, 2018 (the “Comment Letter”) related to our Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

The Company respectfully requests an extension of an additional ten business days to respond to the Comment Letter in order to permit sufficient time for an internal review of its responses at the appropriate level of the Company. The Company hereby submits such request and confirms that it will respond to the comment of the Staff set forth in the Comment Letter on or before January 17, 2019.

Thank you for your consideration related to the Comment Letter and please do not hesitate to contact me at +27 (0) 10 493 6908 or Charl.Keyter@sibanyestillwater.com with any questions.

Sincerely

/s/ Charl Keyter
Charl Keyter
Group Chief Financial Officer
Sibanye Gold Limited

www.sibanyestillwater.com

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Timothy Cumming* Savannah Danson*

Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi*

Lerato Matlosa (Corporate Secretary) (*Non-Executive)

Vat No.  473 020 9410

cc:                      Alicia Brink, Sibanye Gold Limited
Gerhard Van Vuuren, Sibanye Gold Limited
Andrew Brown, Sibanye Gold Limited
Thomas B. Shropshire, Jr., Linklaters LLP
Henning Opperman, KPMG